AMPAL AMERICAN ISRAEL CORPORATION

111 Arlozorov Street

Tel Aviv, Israel 62098

VIA EDGAR AND VIA FEDEX

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

June 1, 2007

Re:	Form 10-K for the Fiscal Year ended December 31, 2006 and Form 10-Q for the Fiscal Quarter ended March 31, 2007. File No. 1-16583

Dear Mr. Decker:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 30, 2007 regarding the Company's (i) Form 10-K for the Fiscal Year ended December 31, 2006 and (ii) Form 10-Q for the Fiscal Quarter ended March 31, 2007.

For reference purposes, the text of your letter dated May 30, 2007, has been set forth below with the Company’s response below each numbered comment. All capitalized terms used and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for the year ended December 31, 2006

Note 8 -- Minority Interest, net, page 47

1.	We have reviewed your response to prior comment 9, which you have labeled as comment 10. Please address the following:

•

Please provided us with quantitative and qualitative information to help us understand the appropriateness of the 19% volatility assumption used to value the warrants issued to Phoenix Insurance Company;

•

Please tell how you derived the cash flows discount rate of 10% used to value the loan obtained from Phoenix Insurance Company, and provide us with your calculation and explanation of all relevant assumptions; and

Mr. Rufus Decker

June 1, 2007

•	Provide us with an electronic version of your volatility assumptions.

The Company notes the Staff’s comments and we have set out below the supplementary information you requested.

The Company estimated the volatility at 19% based on the following factors: Am-Hal is a non-public Company operating in Israel, with activities that consist solely of the management and operation of retirement community centers. The Company elected to look at the volatility of peer group public companies to help determine a volatility assumption. On that basis, the most appropriate comparable to use to estimate the volatility of Am-Hal's common shares was Golden House Ltd , a company with similar activities to Am-Hal and the only company in that sector that is traded on the Tel Aviv Stock Exchange (the only stock exchange in Israel). The Company calculated the volatility of this entity's shares based on historical quoted market prices over a three year period (which is equivalent to the expected life of the Am-Hal warrants being valued) of Golden House Ltd., using the guidance in SFAS 123 "Appendix F: Calculating Historical Volatility". Please see the detailed spreadsheet attached with the calculation of volatility for further information.

The Company used a 10% annual discount to value the loan. Prior to entering into the financing arrangement with Phoenix Insurance Company (“Phoenix”), management had several discussions with other potential third party investors and during those discussions and negotiations several potential financing options were considered, one of which was a traditional debt instrument, without any conversion features, for a similar term as the Phoenix convertible loan. In the negotiations with third party investors, the interest rate negotiated for traditional debt was approximately 10%. Therefore, management believes that this rate was the most appropriate estimate of an arms-length interest rate to use for purposes of fair valuing the loan without the conversion feature.

* * * * *

In connection with our response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

June 1, 2007

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (+)972-3-608-0100.

We thank you in advance for your assistance.

Very truly yours,

/s/ Irit Eluz
Name:	Irit Eluz
Title:	CFO, SVP Finance & Treasurer

Volatility Calculation based on Weekly quoted market prices of Beit Hazahav Shares

Weekly Volatility		0.026858
Annualized Volatility(260 trading days)		19%

Date	Close	LN (dP)	dP = P(n)/P(n-1)

15-Aug-05	6.79
8-Aug-05	6.79	0	1
1-Aug-05	6.79	0	1
25-Jul-05	6.79	0	1
18-Jul-05	6.79	0	1
11-Jul-05	6.79	0	1
4-Jul-05	6.79	0	1
27-Jun-05	6.79	0	1
20-Jun-05	6.79	0	1
13-Jun-05	6.79	0	1
6-Jun-05	6.79	0	1
30-May-05	6.83	0.005874	1.005891
23-May-05	6.83	0	1
16-May-05	6.83	0	1
9-May-05	6.83	0	1
2-May-05	6.83	0	1
25-Apr-05	6.83	0	1
18-Apr-05	6.83	0	1
11-Apr-05	5.91	-0.14468	0.8653
4-Apr-05	6.83	0.144679	1.155668
28-Mar-05	6.83	0	1
21-Mar-05	6.9	0.010197	1.010249
14-Mar-05	6.9	0	1
7-Mar-05	6.9	0	1
28-Feb-05	6.93	0.004338	1.004348
21-Feb-05	7.08	0.021414	1.021645
14-Feb-05	7.08	0	1
7-Feb-05	7.08	0	1
31-Jan-05	7.08	0	1
24-Jan-05	7.08	0	1
17-Jan-05	7.08	0	1
10-Jan-05	7.08	0	1
3-Jan-05	7.08	0	1
27-Dec-04	7.08	0	1
20-Dec-04	7.08	0	1
13-Dec-04	7.08	0	1
6-Dec-04	7.08	0	1
29-Nov-04	7.11	-0.00284	0.997163
22-Nov-04	7.11	0	1
15-Nov-04	7.11	0	1
8-Nov-04	7.11	0	1
1-Nov-04	7.11	0	1
25-Oct-04	7.11	0	1
18-Oct-04	7.11	0	1
11-Oct-04	7.11	0	1

Volatility Calculation based on Weekly quoted market prices of Beit Hazahav Shares

Weekly Volatility		0.026858
Annualized Volatility(260 trading days)		19%

Date	Close	LN (dP)	dP = P(n)/P(n-1)
4-Oct-04	7.11	0	1
27-Sep-04	7.11	0	1
20-Sep-04	7.11	0	1
13-Sep-04	7.11	0	1
6-Sep-04	7.11	0	1
30-Aug-04	7.17	-0.00847	0.991561
23-Aug-04	7.17	0	1
16-Aug-04	7.17	0	1
9-Aug-04	7.17	0	1
2-Aug-04	7.37	-0.02637	0.973973
26-Jul-04	7.78	-0.05594	0.945596
19-Jul-04	7.78	0	1
12-Jul-04	7.78	0	1
5-Jul-04	7.78	0	1
28-Jun-04	7.78	0	1
21-Jun-04	7.79	0	1
14-Jun-04	7.79	0	1
7-Jun-04	7.79	0	1
1-Jun-04	7.8	0	1
24-May-04	7.8	0	1
17-May-04	7.8	0	1
10-May-04	7.8	0	1
3-May-04	7.8	0	1
28-Apr-04	7.8	0	1
19-Apr-04	7.8	0	1
13-Apr-04	7.8	0	1
7-Apr-04	7.8	0	1
29-Mar-04	6.52	0.181286	1.198758
22-Mar-04	6.52	0	1
15-Mar-04	6.52	0	1
8-Mar-04	6.52	0	1
1-Mar-04	6.52	0	1
23-Feb-04	6.52	0	1
16-Feb-04	6.52	0	1
9-Feb-04	6.52	0	1
2-Feb-04	6.52	0	1
26-Jan-04	6.52	0	1
19-Jan-04	5.53	0.16508	1.179487
12-Jan-04	5.53	0	1
5-Jan-04	5.53	0	1
29-Dec-03	5.53	0	1
22-Dec-03	5.53	0	1
15-Dec-03	5.53	0	1
8-Dec-03	5.53	0	1
1-Dec-03	5.53	0	1

Volatility Calculation based on Weekly quoted market prices of Beit Hazahav Shares

Weekly Volatility		0.026858
Annualized Volatility(260 trading days)		19%

Date	Close	LN (dP)	dP = P(n)/P(n-1)
24-Nov-03	5.53	0	1
17-Nov-03	5.53	0	1
10-Nov-03	5.47	0.01105	1.011111
3-Nov-03	5.47	0	1
27-Oct-03	5.41	0.009302	1.009346
20-Oct-03	5.41	0	1
13-Oct-03	5.41	0	1
7-Oct-03	5.41	0	1
29-Sep-03	5.41	0	1
22-Sep-03	5.41	0	1
15-Sep-03	5.41	0	1
8-Sep-03	5.41	0	1
1-Sep-03	5.41	0	1
25-Aug-03	5.42	0.001871	1.001873
18-Aug-03	5.42	0	1
11-Aug-03	5.42	0	1
4-Aug-03	5.42	0	1
28-Jul-03	5.42	0	1
21-Jul-03	5.42	0	1
14-Jul-03	5.42	0	1
7-Jul-03	5.42	0	1
30-Jun-03	5.42	0	1
23-Jun-03	5.42	0	1
16-Jun-03	5.42	0	1
9-Jun-03	5.42	0	1
2-Jun-03	5.47	0.001874	1.001876
26-May-03	5.47	0	1
19-May-03	5.47	0	1
12-May-03	5.47	0	1
5-May-03	5.47	0	1
28-Apr-03	5.2	0.05001	1.051282
21-Apr-03	5.2	0	1
14-Apr-03	5.2	0	1
7-Apr-03	5.2	0	1
31-Mar-03	5.2	0	1
24-Mar-03	4.92	0.067304	1.06962
17-Mar-03	4.92	0	1
10-Mar-03	4.92	0	1
3-Mar-03	4.92	0	1
24-Feb-03	4.92	0	1
17-Feb-03	4.92	0	1
10-Feb-03	4.92	0	1
3-Feb-03	4.92	0	1
27-Jan-03	4.92	0	1
20-Jan-03	4.92	0	1

Volatility Calculation based on Weekly quoted market prices of Beit Hazahav Shares

Weekly Volatility		0.026858
Annualized Volatility(260 trading days)		19%

Date	Close	LN (dP)	dP = P(n)/P(n-1)
13-Jan-03	4.92	0	1
6-Jan-03	4.92	0	1
30-Dec-02	4.92	0	1
23-Dec-02	4.92	0	1
16-Dec-02	4.92	0	1
9-Dec-02	4.92	0	1
2-Dec-02	4.92	0	1
25-Nov-02	4.92	0	1
18-Nov-02	4.92	0	1
11-Nov-02	4.92	0	1
4-Nov-02	4.92	0	1
28-Oct-02	4.92	0	1
21-Oct-02	4.92	0	1
14-Oct-02	4.92	0	1
7-Oct-02	4.92	0	1
30-Sep-02	4.92	0	1
23-Sep-02	4.92	0	1
17-Sep-02	4.92	0	1
9-Sep-02	4.92	0	1
2-Sep-02	4.97	0.002112	1.002114
26-Aug-02	4.97	0	1
19-Aug-02	4.97	0	1
12-Aug-02	4.97	0	1